Exhibit 10(b)

CLECO CORPORATION
2000 LONG-TERM INCENTIVE COMPENSATION PLAN
Amendment No. 3

Whereas, Cleco Corporation, a corporation organized and existing under the laws of the State of Louisiana (the "Company"), maintains the 2000 Long-Term Incentive Compensation Plan, which plan is intended to provide for the grant or award of incentives related to shares of the Company's $1.00 par value common stock (the "Common Stock") and the issuance of shares of Common Stock in connection with such incentives (the "LTIP");

Whereas, Section 12.1 of the LTIP provides for its amendment by the Board of Directors of the Company, and the Board of Directors has authorized such amendment;

Now, Therefore, the LTIP shall be amended as follows:

1.   The number of shares of Common Stock reserved for issuance under the LTIP, as provided in Section 3.3 thereof, shall be increased by an aggregate of 1,600,000 shares and shall be subject to adjustment as provided in Section 3.4 hereof.

2.   Section 3.4 of the LTIP shall be amended and restated in its entirety as follows:

> **3.4   Determination of Available Shares.**   For the purpose of determining the total number of shares of Common Stock available hereunder for grant, award or issuance from time to time:
>
> a.   The number of shares of Common Stock available for grant, award or issuance shall be reduced by the number of shares actually granted, awarded or issued hereunder.
>
> b.   The number of shares of Common Stock available under Section 3.3 hereof shall be increased by the number of such shares covered by Incentives that expire unexercised, that are not earned, that are canceled, forfeited, terminated or otherwise lapse for any reason or that are exchanged for other forms of Incentives hereunder.
>
> c.   The number of shares of Common Stock available under Section 3.3 hereof shall be increased by the number of shares that a Participant tenders in payment of the exercise or other price of an Incentive granted or awarded hereunder or has withheld in satisfaction of tax withholding obligations hereunder.
>
> d.   If a Tandem SAR is granted hereunder, the number of shares of Common Stock subject to such grant shall not reduce the number of shares available under Section 3.3 hereof.

3.   Section 3.5 of the Plan shall be renamed "Limitations," and the following sentence shall be added thereto:

> The maximum number of shares of Common Stock available for grant in the form of Incentive Stock Options hereunder shall equal the number of shares reserved for issuance under Section 3.3 hereof, as the same may be adjusted in accordance with Section 3.4 hereof.

4.   Nothing contained in this Amendment No. 3 is intended to enlarge or otherwise modify those incentives granted under the LTIP prior to December 31, 2004, (or, with respect to cash-settled SARs, available to grant as of October 3, 2004), which are or may be deemed a deferred compensation arrangement within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended.

5.   This Amendment No. 3 shall be effective upon its approval by the shareholders of the Company, which shall not be later than 12 months after the date of its approval by the Board of Directors.

This Amendment No. 3 was approved by the Board of Directors of Cleco Corporation on January 28, 2005, to be effective as of the date determined in accordance with the provisions of paragraph 5 hereof.

CLECO CORPORATION

By: /s/ Catherine C. Powell

Its: Sr. V.P. - Corporate Services

Date: 1/31/2005